Exhibit 99.54

October 08, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Encore Energy Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	November 05, 2021
Record Date for Voting (if applicable):	November 05, 2021
Beneficial Ownership Determination Date:	November 05, 2021
Meeting Date:	December 15, 2021
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29259W106	CA29259W1068

Sincerely,

Computershare

Agent for Encore Energy Corp.